SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras acquires exploratory block in an auction in Nigeria

(Rio de Janeiro, August 30, 2005). - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it acquired this week in an international auction held by the Nigerian government (in the West of Africa), an exploratory block - the OPL 315 -, as an operator in deep Nigerian waters. The Company made the winning bid with an offer of US$ 180 million, with 45% participation, in partnership with Statoil (45%), from Norway, and the Nigerian Ask Petroleum System (10%), in compliance with the auction requirements.

The OPL 315 block, with an area of 1,030 squared meters, is situated in the northwest of the Niger River Delta basin, in waters between 1000 and 2000 meters deep. It is geographically close to the city of Lagos, in a geological environment similar to the one of the giant oil-bearing fields of Bonga and Erha, as well as the Abo field, which is already in production. In the auction, known as the Nigeria 2005 Bid Round, there were about 65 blocks on offer in several of the sedimentary basins of the country.

Petrobras already participates in oil exploration in Nigeria, positioned in a focused area in the deep-water sector, where tit has participation in blocks OPL 216, 246 and 324, the latter also as an operator.

In the OPL 216 and 246 blocks, the company took part in the discovery of the giant oil fields of Akpo and Agbami, which as of 2008 should enter into production, making Petrobras Nigeria one of the largest producers of the Petrobras Group outside Brazil.

The active participation of the Company in this bidding process is compatible with the priorities defined in the Petrobras Strategic Plan, including the operation in the deep and ultra-deep waters of the West Coast of Africa. To succeed as an operator in Nigeria, the company reaffirms its desire to increase its activities in the competitive offshore market of the Niger Delta, consolidating the Petrobras presence in the region.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.